EXHIBIT NO. 1

RITCHIE BROS. AUCTIONEERS INCORPORATED
ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2004
FEBRUARY 21, 2005

Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, British Columbia
Canada V6X 4G5
(604) 273-7564

www.rbauction.com

TABLE OF CONTENTS

Forward Looking Statements	1-3
The Company	1-3
Overview	1-4
History and Development of Our Business	1-5
Industry	1-5
Competitive Advantages	1-6
Growth Strategies	1-9
Operations	1-9
Marketing and Sales	1-11
International Network of Auction Sites	1-11
Competition	1-12
Governmental and Environmental Regulations	1-12
Risk Factors	1-13
Dividends	1-13
Capital Structure	1-13
Market for Securities	1-14
Directors and Executive Officers	1-14
Audit Committee Information	1-16
Legal Proceedings	1-18
Interest of Management and Others in Material Transactions	1-19
Code of Ethics	1-19
Transfer Agent	1-19
Interests of Experts	1-19
Additional Information	1-19
Appendix A	1-20
Audit Committee Charter

Unless the context otherwise requires, “Ritchie Bros.”, the “Company”, “we”, or “us” each refer to Ritchie Bros. Auctioneers Incorporated and its predecessor entities, either alone or together with its subsidiaries. Unless otherwise specified, references to years are references to calendar years and references to quarters are references to calendar quarters. All dollar amounts are denominated in United States Dollars. All share and per share information gives effect on a retroactive basis to the two-for-one split of our common shares that occurred on May 4, 2004.

Certain names in this document are our trademarks.

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Forward Looking Statements

This Annual Information Form contains forward-looking statements that involve risks and uncertainties. These statements are based on our current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance;

•	growth of our operations;

•	expansion of the markets and market segments (geographic and otherwise) in which we conduct auctions, including the international used industrial equipment market;

•	increases in the number of consignors and bidders participating in our auctions and the average size of our auctions;

•	our competitive strengths;

•	the anticipated improvement, acquisition and development by us of auction sites;

•	our Internet initiatives and the contribution to our operating results from Internet-based auction purchases;

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004, which is incorporated by reference in this document, are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

The Company

Ritchie Bros. Auctioneers Incorporated was amalgamated on December 12, 1997 under, and is governed by, the Canada Business Corporation Act. Our registered office is located at 1300 — 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2. Our executive office is located at 6500 River Road, Richmond, British Columbia, Canada V6X 4G5 and our telephone number is (604) 273-7564. We maintain a website at www.rbauction.com. None of the information on our website is incorporated into this Annual Information Form by this or any other reference.

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The following diagram illustrates the primary intercorporate relationships of our company and our principal operating subsidiaries:

Notes:

1.	Ritchie Bros. Holdings Ltd. is a corporation continued under the laws of Canada.

2.	Ritchie Bros. Holdings Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

3.	Ritchie Bros. Auctioneers (Canada) Ltd. is a corporation incorporated under the laws of Canada.

4.	Ritchie Bros. Properties Ltd. is a corporation incorporated under the laws of Canada.

5.	Ritchie Bros. Auctioneers B.V. is a corporation incorporated under the laws of The Netherlands.

6.	Ritchie Bros. Auctioneers (America) Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

7.	Ritchie Bros. Properties Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

Overview

We are the world’s largest auctioneer of industrial equipment. At December 31, 2004, we operated from over 110 locations, including 29 auction sites, in 25 countries around the world. We sell, through unreserved public auctions, a broad range of assets, including trucks and equipment used in the construction, transportation, mining, forestry, petroleum, material handling, marine and agricultural industries. Our customers are primarily end users of equipment (retail buyers), such as contractors, and they also include equipment manufacturers, dealers, brokers and finance companies (wholesale buyers). Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and realignments, financial pressure, mergers and acquisitions, retirements, inventory reductions and the completion of major construction and other projects.

Our gross auction sales, which represent the total proceeds from all items sold at our auctions, were $1.79 billion for the year ended December 31, 2004, which is 15% higher than in 2003. We believe that we sell more used trucks and equipment than any other company in the world, and industry observers estimate that our gross auction sales exceed the combined sales of our 40 largest auction competitors.

Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our significant competitive advantages. Unreserved means that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back their own equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963.

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We attract a broad base of customers from around the world to our auctions. Our worldwide marketing efforts help to attract them to the auction, and they are willing to travel long distances because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions. Evidence of this is the fact that in recent periods, an average of over 50% of the trucks and equipment sold at our auctions leaves the region of the sale. We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users of trucks and equipment rather than resellers, is appealing to sellers of used equipment and generates a greater volume of consigned equipment than our competitors. Higher consignment volumes attract more bidders, which in turn attract greater consignments, and so on.

History and Development of Our Business

We held our first major industrial auction in 1963, selling over $600,000 worth of construction equipment in Radium, British Columbia. While our early auction sales were held primarily in Western Canada, Ritchie Bros. expanded eastward through the 1960s.

By 1970, we had established operations in the United States and held our first U.S. sale in Beaverton, Oregon. Throughout the 1970s and 1980s, we held auctions in additional locations across Canada and an increasing number of American states. In 1987, we held our first European auctions in Liverpool, U.K. and Rotterdam, The Netherlands. Our first Australian auction was held in 1990. This was followed by expansion into Asia and subsequent sales in countries including Japan, the Philippines and Singapore. We held our first Mexican auction in 1995 and our first Middle Eastern auction in Dubai, U.A.E. in 1997.

In 2003 we held our first African auction in Durban, in the Republic of South Africa, and our first Greek auction, in Athens. We also established a presence in Brazil and hired a sales representative in Istanbul, Turkey. In 2004 we opened a representative office staffed with three employees in Beijing, China, opened a representative office in Jakarta, Indonesia, opened an office in Tehran, Iran, and hired a sales representative in New Delhi, India.

In 1994, we introduced our prototype auction facility, opening new permanent auction sites in Fort Worth, Texas and Olympia, Washington that represented significant improvements over the facilities being used at the time by industrial equipment auctioneers. We have since constructed similar facilities in various locations in Canada, the United States, Europe, Australia, Asia and the Middle East.

In March 1998, we completed our initial public offering (or IPO) of our common shares, selling 3,335,000 common shares at $17.00 per share. We allocated the net proceeds of approximately $54.0 million to the acquisition and development of additional permanent auction sites, the replacement or upgrade of certain existing permanent sites and general corporate purposes. Our common shares trade on the New York Stock Exchange, and, since January 27, 2004, on the Toronto Stock Exchange, on both exchanges under the ticker symbol “RBA”. On May 4, 2004 we effected a two-for-one stock split on our common shares.

Industry

We operate mainly in the auction segment of the global industrial equipment marketplace, a segment that is highly fragmented but growing. Our primary target markets within the global industrial equipment market are the used truck and equipment sectors, which are large and fragmented. Industry analysts estimate that there is approximately $1 trillion of used industrial equipment of the type we sell in circulation worldwide, and that around $100 billion of that equipment changes ownership each year. Of this total, only a fraction is currently traded through auctions, with the majority being sold directly by the owner or through dealers and brokers. Much of the equipment that we sell can be used in multiple industries and in diverse geographic locations. Although we are the largest participant in this highly fragmented marketplace, our 2004 gross auction sales represented less than 2% of the total market.

As we grow our business we intend to capitalize on a number of key characteristics of the global industrial equipment market:

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Growing Market for Used Industrial Equipment. The international used industrial equipment market continues to expand primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment by manufacturing companies.

Growth of the Auction Segment of the Industrial Equipment Market. We believe that auctions represent an increasingly popular distribution channel for industrial equipment for the following reasons:

•	The ability of auctioneers to sell a wide range of equipment and related assets and therefore offer a comprehensive and convenient service to buyers and sellers;

•	The increasing transparency of the international used equipment market due in large part to the depth of information now available on the Internet;

•	The increasing preference of sellers to access the auction marketplace in order to achieve a sale quickly and efficiently; and

•	The ability of auctioneers to deliver high net proceeds on the sale of equipment.

Attractiveness of Industrial Equipment Auction Market. In addition to the growth of both the industrial equipment market as a whole and the auction segment of that market, we believe that the following are attractive characteristics of the industrial equipment auction business:

•	The industrial equipment auction business is relatively insulated from cyclical economic trends. Many of the factors that prompt owners to sell equipment also create an environment in which equipment buyers opt for high quality used equipment rather than typically more expensive new equipment. As a result, auctioneers can capitalize on economic downturns as well as upturns;

•	Industrial equipment auctioneers are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to holding auctions in a particular geographic region;

•	Auction companies do not typically bear the risks associated with holding inventory over extended periods;

•	The industrial equipment auction industry is highly fragmented (and we are the largest participant in that industry); and

•	Used industrial equipment is well-suited to the auction method of buying and selling because items of used equipment cannot be valued on a commodity basis. The transparency of the unreserved auction method gives buyers and sellers confidence that the equipment has traded for a fair market price.

Competitive Advantages

Our key strengths provide distinct competitive advantages and have enabled us to attract an increasing number of consignors and bidders to our auctions, allowing us to achieve significant and profitable growth. Our gross auction sales have grown at a compound annual growth rate of 14% over the last 25 years, as illustrated below.

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(1)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of our revenue and is not presented in our consolidated financial statements. Gross auction sales is a measure of our operating performance and we believe that gross auction sales provides an important comparative measure of our relative operating performance between periods.

Reputation for Conducting Only Unreserved Auctions. We believe that our highly publicized commitment to fair dealing and the unreserved auction process is a key contributor to our growth and success. All of our auctions are unreserved, meaning that there are no minimum or reserve prices; each and every item is sold to the highest bidder on the day of the auction. Consignors are prohibited by contract from bidding on their own consigned items at the auction or in any way artificially affecting the auction results. Bidders at our auctions have confidence that if they are the high bidder on an item, then they are the buyer of that item, regardless of price. We believe that Ritchie Bros.’ reputation for conducting only unreserved auctions is a major reason why bidders are willing to commit the necessary time and effort to participate in our auctions, and we believe that the size and breadth of the resulting bidding audiences enable us generally to achieve higher prices than our competitors.

Ability to Transcend Local Market Conditions. We market each auction to a global customer base of potential bidders, through the use of traditional print media and the Internet. Because bidders are willing to travel between regions and countries to attend our auctions, and are able to participate over the Internet if they are unable or choose not to attend in person, consignors have confidence that they will receive the world market price for their equipment. In recent periods, buyers from outside the region in which the auction is being held have typically accounted for 50% or more of the gross auction sales at our auctions.

International Scope. We have substantial expertise in marketing, assembling and conducting auctions in international markets. We have conducted auctions in more than 20 countries and we regularly hold auctions in North America, Europe, Australia and the Middle East.

Extensive Network of Auction Sites. Our international network of 29 auction sites is attractive to consignors of trucks and equipment with widely dispersed fleets and also to manufacturers wanting to access multiple regional markets. We believe that our network of auction sites has allowed us to achieve economies of scale by holding more frequent and larger auctions at our existing facilities, taking advantage of our considerable operating capacity without incurring significant incremental costs. In addition, many of our auction sites are equipped with environmentally certified painting and refurbishing facilities which, together with purpose-built auction theatres and equipment display yards, allow us to deliver a uniquely high level of service to our customers.

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Proprietary Databases. We maintain sophisticated databases containing information on several million pieces of equipment sold at auctions around the world, detailed information regarding new equipment prices and listings of stolen equipment. Together with our unique and comprehensive information about the flow of equipment coming to market, these databases allow us to identify market trends and estimate equipment values.

We also maintain a proprietary customer information database containing detailed information on more than 400,000 companies and individuals from over 200 countries, including each customer’s auction attendance, trade association memberships, buying and travel habits and banking information. This database enables us to identify customers that might be interested in the equipment being sold at any particular auction.

Internet Services. We believe that our extensive Internet presence and the tools available on our website are valuable to buyers and sellers of equipment and represent a distinct competitive advantage for Ritchie Bros. Our rbauctionBid-Live internet bidding service has had a positive impact on our ability to transcend local market conditions and offer international scope to equipment buyers and sellers. It has also increased the number of bidders participating in our auctions, which we believe has led to higher selling prices. We launched the rbauctionBid-Live service in 2002, and by the end of 2004 we had over 25,000 customers from 110 countries registered to use the service and customers bidding in our live auctions over the Internet were the buyer or runner-up bidder on more than 15% of the available items. The average size of the bidding audiences at our industrial auctions has increased 28% to 1,378 registered bidders from 1,080 bidders in 2001, prior to the implementation of the rbauctionBid-Live service.

Size and Financial Resources. In addition to being the world’s largest auctioneer of industrial equipment, we believe that we sell more used trucks and equipment than any other company, including non-auction companies such as manufacturers, dealers and brokers, making us the largest participant in this highly fragmented market. In addition to our strong market position, we have the financial resources to offer our consignors guarantee and outright purchase contracts, to invest in new technologies and to expand into new markets.

Dedicated and Experienced Workforce. Our sales and support team is a key part of our customer service effort. We had 615 full-time employees at December 31, 2004. All employees participate in performance bonus programs that tie their overall compensation to corporate and personal performance, and none are compensated on a commission basis. Our senior management team has extensive industry experience – the five members of our senior management Executive Committee have a combined experience of almost 100 years in the equipment auction industry.

These competitive advantages have enabled us to hold successful auctions that are appealing to both buyers and consignors alike, as evidenced by the growth in the number of buyers and consignors participating in our auctions, set out in the graph below, and the resulting growth in our gross auction sales. We believe that our auctions generally draw a larger number of bidders than most other industrial equipment auctions. Also, the majority of the bidders at our auctions are end-users of equipment (typically retail buyers) rather than brokers or dealers (typically wholesale buyers). In recent periods, approximately 80% of our gross auctions sales have been to end-users. Large end-user bidder audiences, including international bidders and Internet bidders, enable us to deliver world market prices. This potential for high proceeds on the sale of trucks and equipment is a core part of our value proposition and helps to attract consignments, which further attracts larger bidder audiences in a self-reinforcing process. In addition, the success of one auction helps to attract a greater volume and selection of consigned equipment to the next auction, which attracts more bidders, which attracts more consignments, and so on.

We view this as a self-reinforcing process that we believe has been working in our favor for over 40 years. We believe that this momentum, together with our size and reputation, gives our customers confidence in our auction services, which contributes to our growth and acts as a barrier to entry for potential competitors.

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Growth Strategies

We intend to take advantage of our momentum and extensive infrastructure to continue to grow our gross auction sales by making further inroads into markets and regions that we have already entered. In addition, we intend to continue to seek opportunities to expand into new market segments and to broaden our geographic reach by entering new countries and regions.

Because of the large size of our potential market, it is our view that the most important factors influencing our future growth are internal factors, rather than external factors. We believe that our ability to design and implement an appropriate growth strategy is the most important factor influencing our future growth.

Key elements of our growth strategy are as follows:

•	Increase our customer base and seek to continually improve the service we provide to our existing customers;

•	Expand our geographic reach by developing new customer relationships and holding auctions in new markets;

•	Further expand into related and complementary markets, such as agricultural, transportation, industrial plant and industrial marine segments;

•	Use the Internet and other technologies to enhance our business;

•	Improve sales force productivity by focusing on recruiting and training and by using technology to increase the efficiency and effectiveness of our sales force;

•	Develop business processes that are efficient, consistent and scalable; and

•	Continue to expand our network of auction sites at an average rate of one to two sites per year.

Operations

During the year ended December 31, 2004, we conducted 147 unreserved industrial auctions at locations in North America, Europe, the Middle East and Australia. We also conducted 93 smaller unreserved agricultural auctions in 2004. Although our auctions vary in size, the average Ritchie Bros. industrial auction in 2004 attracted over 1,300 bidders and featured approximately 1,200 lots consigned by about 170 consignors. The average gross auction sales at our industrial auctions in 2004 was approximately $12.0 million.

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In 2004, approximately 88% of our gross auction sales came from auctions held at our permanent auction sites and regional auction units, which is roughly consistent with our experience in recent periods. Permanent auction sites are located on land that we own. Our permanent auction sites average over 60 acres in size and typically include an equipment display yard, an auction theatre, administrative offices, customer parking, and an environmentally certified refurbishing facility. Regional auction units are auction sites located on leased land that typically have more modest facilities than a permanent auction site. The remaining 12% of our gross auction sales in 2004 came from “off-site” auctions, typically held on rented or consignor-owned land. The decision about whether to hold a particular auction at one of our sites versus an off-site location is influenced by the nature, amount and location of the equipment to be sold. In 2004, approximately 57% of our gross auction sales was earned in the United States, with approximately 20% earned in Canada and 15% in Europe.

Our gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Our gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.

Some of the key elements of our auction process include:

Attracting Bidders. We believe our proprietary customer database, which contains over 400,000 customer names from more than 200 countries, significantly enhances our ability to market our auctions effectively. We typically send up to 50,000 full-color auction brochures for each auction to strategically selected customers. We also conduct targeted regional and industry-specific advertising and marketing campaigns. In addition, we post information about all of the consigned equipment at upcoming auctions on our website so that potential bidders can review equipment descriptions and view photographs of many of the items to be sold. 202,571 bidders registered to bid at our industrial auctions in 2004 compared to 181,039 in 2003.

Attracting Equipment. We solicit equipment consignments ranging from single pieces of equipment consigned by local owner-operators to large equipment fleets offered by multi-national consortiums upon the completion of major construction projects. For substantial consignments, our service typically begins with an equipment appraisal that gives the prospective consignor a credible estimate of the value of the appraised equipment. We believe that our consignors choose to sell their equipment at our auctions, rather than through other channels or other auctioneers, because they believe that selling at a Ritchie Bros. auction is the best way to maximize the net proceeds on the sale of their assets. During 2004 we received 24,868 consignments at our industrial auctions, typically comprised of multiple lots, compared to 23,480 consignments in 2003.

Our willingness to take consignment of a customer’s full equipment fleet, including ancillary assets such as inventories, parts, tools, attachments and construction materials, rather than only accepting selected items, is another valued service that we offer to consignors that sets us apart from most of our competitors.

Attractive Contract Options. We offer consignors several contract options to meet their individual needs. These can include a straight commission contract, where the consignor receives the gross proceeds on the sale minus an agreed upon commission rate, as well as alternate arrangements including guarantee contracts (where the consignor receives a guaranteed minimum amount plus an additional amount if proceeds exceed a specified level) or an outright purchase of the equipment by us for resale. We refer to guarantee and outright purchase contracts as our underwritten business. Guarantee contracts have generally represented about 15% of our gross auction sales on an annual basis in recent periods, while outright purchases have averaged about 10% of our gross auction sales on an annual basis in recent periods.

Our commission structure reflects the degree of risk we assume with respect to the equipment being sold. In general, on similar packages of equipment, we charge lower commissions for straight commission sales than for guarantee contracts. In the case of outright purchases, pricing takes into account the risks we assume. We typically offer guarantee and purchase contract options only on large, diverse fleets of equipment. We manage the risk associated with our underwritten business by performing detailed appraisals of the equipment and involving senior levels of management in the decision making process.

Value-Added Services. We provide a wide array of services to make the auction process convenient for buyers and sellers of equipment. Examples of these services include:

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•	conducting title searches on consigned equipment, where registries are commercially available, to ensure the equipment is sold with clear title;

•	making consigned equipment available for inspection by prospective buyers;

•	providing access to representatives of finance companies, transportation companies, customs brokerages and other service providers;

•	providing facilities for on-site cleaning, painting and refurbishment of equipment; and

•	handling all marketing, as well as collection and disbursement of proceeds.

Marketing and Sales

At December 31, 2004, we employed 198 sales representatives. These representatives are deployed by geographic region around the world. Each sales representative is primarily responsible for the development of customer relationships and sourcing consignments in the representative’s region. Sales representatives are also involved in the appraisal and proposal presentation process. To encourage global teamwork and superior customer service, none of our employees is paid on a commission basis. All of our employees are compensated primarily by a combination of base salary and performance bonus.

Sales force productivity is an important measure of our relative operating performance between periods. Productivity is measured as gross auction sales per sales representative. Over the long term, we have experienced average annual gross auction sales of approximately $8 million per sales representative. However, our sales force productivity dropped following our IPO, mainly because we significantly increased the size of our sales force. By 2003 our average gross auction sales per sales representative had returned to a rate of approximately $8 million. It generally takes between two and three years for a new sales representative to achieve the level of productivity we expect, and our sales force productivity is returning to historic levels as the sales representatives we added over the last five years become fully productive.

To support our sales representatives, we follow a dual marketing strategy, promoting Ritchie Bros. and the unreserved auction process in general, as well as marketing specific auctions. This dual strategy is designed to attract both consignors and bidders to our auctions. Our advertising and promotional efforts include the use of trade journals and magazines and attendance at numerous trade shows held around the world. We also participate in international, national and local trade associations. The rbauction.com website is another important component of our marketing effort.

In addition to regional marketing through our sales representatives, we market through our national accounts team to large national customers, including rental companies, manufacturers and finance companies, who have equipment disposition requirements in various regions and countries and can therefore benefit from our international network of auction sites.

International Network of Auction Sites

We attempt to establish our auction sites in industrial areas close to major cities. Although we lease some auction sites, we prefer to purchase land and construct purpose-built facilities once we have determined that a region can generate sufficient financial returns to justify the investment. We generally do not construct a permanent auction site in a particular region until we have conducted a number of offsite sales in the area, and often we will operate from a regional auction unit for several years before considering a more permanent investment. This process allows us to evaluate the market potential before we make a significant investment. We will not invest in a permanent auction site unless we believe there is an opportunity for significant, profitable growth in a particular region. Our average expenditure on a permanent auction site has been between $10 million and $15 million in recent years, including land, improvements and buildings.

We operated from the following auction sites at February 21, 2005:

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Permanent Auction Sites:

Canada	Size (Acres)	Year Placed in Service
Vancouver, British Columbia	8	1979
Prince George, British Columbia	60	2003
Grande Prairie, Alberta	31	2002
Edmonton, Alberta	125	2002
Toronto, Ontario	65	1998
Montreal, Quebec	60	2000
Halifax, Nova Scotia	26	1997
United States
Olympia, Washington	79	1994
Perris, California	67	2000
Sacramento, California (1)	90	2005
Phoenix, Arizona	48	2002
Albuquerque, New Mexico	11	1999
Denver, Colorado	39	1985
Fort Worth, Texas	114	1994
Houston, Texas	54	1993
Minneapolis, Minnesota	29	1991
Morris, Illinois	91	2000
Atlanta, Georgia	85	1996
Statesville, North Carolina	40	1999
Orlando, Florida	99	2002
North East, Maryland	80	2001
Other Countries
Moerdijk, The Netherlands	53	1999
Brisbane, Australia	42	1999

Regional Auction Units:

Valencia, Spain	Dubai, United Arab Emirates
Kansas City, Missouri	Singapore
Toluca, Mexico	Melbourne, Australia

(1)	The Sacramento, California permanent auction site replaced the Stockton, California regional auction unit effective January 1, 2005. The first sale at the Sacramento site is scheduled for March 2005.

At certain of our auction sites we own additional property that may be available for future expansion or sale. We also own land in other areas not listed above that may be available for future expansion or sale.

Competition

Both the international used industrial equipment market and the auction segment of that market are highly fragmented. We compete for potential purchasers of industrial equipment with other auction companies and with non-auction competitors such as equipment manufacturers, distributors and dealers, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners who have traditionally disposed of equipment through private sales.

Governmental and Environmental Regulations

Our operations are subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. In addition, our development or expansion of auction sites depends upon

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the receipt of required licenses, permits and other governmental authorizations, and we are subject to various local zoning requirements with regard to the location of our auction sites, which vary from location to location.

Under some of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances.

We obtain Phase I environmental assessment reports prepared by independent environmental consultants in connection with our site acquisitions. A Phase I assessment consists of a site visit, historical record review, interviews and reports, with the purpose of identifying potential environmental conditions associated with the subject property. There can be no assurance, however, that acquired or leased sites have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon us or expose us to third-party actions such as tort suits.

There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the U.S.

We believe that we are in compliance in all material respects with all laws, rules, regulations and requirements that affect our business, and that compliance with such laws, rules, regulations and requirements does not impose a material impediment on our ability to conduct our business.

Risk Factors

Disclosure relating to risk factors concerning us and our business is included under “Risk Factors” in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004, which has been filed on SEDAR at www.sedar.com, and is incorporated in this document by reference.

Dividends

We currently pay a regular quarterly cash dividend of $0.11 per common share. We currently intend to continue to declare and pay a regular quarterly cash dividend in this amount on our common shares. However, any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. In 2004 we paid total cash dividends of $0.37 per common share, compared to $0.15 per share in 2003 and nothing in 2002.

Because Ritchie Bros. Auctioneers Incorporated is a holding company with no material assets other than the shares of its subsidiaries, our ability to pay dividends on our common shares depends on the income and cash flow of our subsidiaries. No financing agreements to which our subsidiaries are party currently restrict those subsidiaries from paying dividends.

Capital Structure

We have the following shares authorized for issuance and issued and outstanding:

Number Issued and
Description	Number Authorized	Outstanding
Common shares, without par value	Unlimited	34,262,300
Senior preferred shares, without par value, issuable in series	Unlimited	None
Junior preferred shares, without par value, issuable in series	Unlimited	None

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Our Board of Directors is authorized to determine the designations, rights and restrictions to be attached to the Senior preferred shares and Junior preferred shares (together, the preferred shares) upon issuance. No preferred shares have been issued.

Holders of our common shares are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any preferred shares outstanding at the time, holders of common shares are entitled to receive ratably any dividends as may be declared from time to time by our Board of Directors out of funds legally available for dividends. See “Dividends” section. In the event of a liquidation, dissolution or winding up, holders of common shares are entitled to share ratably in all assets of the Company remaining after payment of liabilities and any liquidation preferences of any outstanding preferred shares.

Market for Securities

Our common shares are listed for trading on the New York Stock Exchange, or the NYSE, and, since January 27, 2004, on the Toronto Stock Exchange, or the TSX, on both exchanges under the ticker symbol “RBA”. The closing price of our common shares on February 21, 2005 on the NYSE was $31.67 and on the TSX was CA$38.80.

Our trading volumes and price ranges on the NYSE and the TSX for the year ended December 31, 2004 are as follows:

	NYSE (US$)				TSX (CA$)

			Closing	Total			Closing	Total
Date	High Price	Low Price	Price	Volume	High Price	Low Price	Price	Volume
December-04	$33.25	$29.72	$33.06	685,000	$40.75	$35.60	$39.79	60,833
November-04	31.10	28.06	29.90	1,158,400	37.21	34.60	35.49	187,820
October-04	31.40	29.60	30.51	524,200	39.50	36.40	37.14	31,421
September-04	30.65	27.07	30.65	453,200	38.00	35.40	37.85	38,864
August-04	30.00	27.20	27.93	357,000	39.00	35.90	36.83	165,723
July-04	30.35	28.50	29.58	538,500	40.00	37.96	39.80	38,397
June-04	29.15	25.92	29.11	727,900	39.50	35.40	38.97	68,641
May-04(1)	30.45	26.40	27.11	747,000	41.50	36.35	37.05	144,564
April-04(1)	29.63	28.20	29.38	952,000	40.44	40.50	40.50	51,908
March-04(1)	28.5	26.25	28.10	1,990,100	38.01	34.91	37.10	115,412
February-04(1)	27.75	26.00	27.01	1,520,800	37.00	34.50	36.15	240,460
January-04(1)	26.63	25.01	26.53	1,805,600	35.35	33.73	35.06	377,260

(1)	For ease of comparison, the prices and volumes have been adjusted to give retroactive effect to the two-for-one stock split that took effect on May 4, 2004.

Directors and Executive Officers

Under our Articles of Amalgamation, our number of directors is set at a minimum of three and a maximum of ten and the directors are authorized to determine the actual number of directors to be elected from time to time. We currently have seven directors. Each of our directors is elected annually and holds office until our next annual meeting of shareholders unless he or she ceases to hold office before that date. Information concerning our directors is as follows:

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Directors

Name and	Position with	Principal Occupation or	Previous Service
Municipality of Residence	the Company	Employment (1)	as a Director
David E. Ritchie Leduc, Alberta, Canada	Chairman of the Board and a Director(2)	Chairman of the Board	Director since December 12, 1997

Peter J. Blake Vancouver, B.C., Canada	Chief Executive Officer and a Director(2)	Chief Executive Officer of the Company	Director since December 12, 1997

C. Russell Cmolik(3) Surrey, B.C., Canada	Director	Businessman(6)	Director since December 12, 1997

Charles E. Croft(3)(4) Vancouver, B.C., Canada	Director	President and Director of Falcon Pacific Financial Corp. and its Subsidiaries	Director since June 17, 1998

G. Edward Moul(3)(5) West Vancouver, B.C., Canada	Director	Director and officer of The McEmcy Company of Canada Ltd., Peace Portal Properties Ltd. and certain other private real estate Companies	Director since June 17, 1998

Eric Patel(4)(5) Vancouver, B.C., Canada	Director	Business Consultant(7)	Director since April 14, 2004

Beverley A. Briscoe(4)(5) Vancouver, B.C., Canada	Director	Business Consultant(8)	Director since October 29, 2004

NOTES:

(1)	This information has been provided by the respective director as of February 8, 2005.

(2)	Mr. Ritchie retired from the position of our Chief Executive Officer effective October 31, 2004, a position he had held since 1997. Mr. Blake was appointed our Chief Executive Officer effective November 1, 2004. Prior to being appointed CEO, Mr. Blake was our Senior Vice-President and Chief Financial Officer and prior to that, our Vice-President Finance and Chief Financial Officer.

(3)	We have a compensation committee and Messrs. Croft, Moul and Cmolik are members of the Compensation Committee.

(4)	We have a nominating and corporate governance committee and Messrs. Patel and Croft and Ms. Briscoe are members of the Nominating and Corporate Governance Committee.

(5)	We have an audit committee and Messrs. Patel and Moul and Ms. Briscoe are members of the Audit Committee.

(6)	Mr. Cmolik was our President and Chief Operating Officer until his retirement in July 2002.

(7)	Prior to becoming a business consultant in 2004, Mr. Patel was Chief Financial Officer (or CFO) of Crystal Decisions, Inc., a privately held software company. Mr. Patel joined Crystal Decisions in 1999 after holding executive level positions, including that of CFO, with University Games, Inc., a privately held manufacturer of educational toys and games. Before 1997, Mr. Patel worked for Dreyer’s Grand Ice Cream as Director of Strategy, for Marakon Associates strategy consultants and for Chemical Bank.

(8)	Beverley Briscoe was appointed to the Company’s Board effective October 29, 2004. Ms. Briscoe is currently a business consultant. Until 2004, Ms. Briscoe was the president of her own transportation services company, Hiway Refrigeration Ltd., which she acquired in 1997. Prior to that she held senior executive positions with Wajax Industries Ltd., the Rivtow Group of Companies, and the Jim Pattison Group. Ms. Briscoe is Chair of the British Columbia Government’s Industry Training Authority, a member of the Boards of BC Rail Corporation, Dental Technologies Inc. and Westminster Savings Credit Union, as well as a Director of the Boys and Girls Club of Greater Vancouver. She also sits on the British Columbia Government’s Accounting Policy Advisory Committee. Ms. Briscoe is a Chartered Accountant.

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Mr. Moul is our Lead Independent Director. His role is to assist the Chairman of our Board to ensure our Board discharges its responsibilities in an efficient and effective manner. Mr. Moul can be reached at (604) 233-6153 or by email at leaddirector@rbauction.com.

Executive Officers

The following Executive Officers are appointed by our Board of Directors:

Name and Municipality of Residence	Position with the Company
Peter J. Blake Vancouver, British Columbia, Canada	Chief Executive Officer(1)

Randall J. Wall Burnaby, British Columbia, Canada	President and Chief Operating Officer

Robert K. Mackay Delta, British Columbia, Canada	Executive Vice-President

Robert K. Whitsit Newnan, Georgia, U.S.A.	Senior Vice-President, Southeast and Northeast Divisions

Roger W. Rummel Paradise Valley, Arizona, U.S.A.	Senior Vice-President

Robert S. Armstrong New Westminster, British Columbia, Canada	Chief Financial Officer and Corporate Secretary(1)

(1)	Mr. Blake was appointed CEO and Mr. Armstrong was appointed CFO effective November 1, 2004. Mr. Ritchie retired from the position of CEO effective October 31, 2004. Prior to being appointed CEO, Mr. Blake was our Senior Vice-President and Chief Financial Officer and prior to that, our Vice-President Finance and Chief Financial Officer. Prior to being appointed CFO, Mr. Armstrong was our Vice-President Finance and Corporate Secretary.

As of February 21, 2005, our directors and Executive Officers as a group beneficially owned, directly or indirectly, or exercised control or direction over approximately 28% of our issued and outstanding common shares.

Audit Committee Information

Our Audit Committee primarily assists our Board of Directors in overseeing:

•	the integrity of our financial statements,

•	our compliance with legal and regulatory requirements,

•	the independent auditor’s qualifications and independence,

•	the performance of our internal audit function and independent auditor.

In particular, our Audit Committee’s role includes, among other things, ensuring that management properly develops and adheres to a sound system of disclosure controls and procedures and internal controls. The full text of our Audit Committee charter, which complies with the NYSE and TSX corporate governance standards and applicable securities laws, is included in Appendix A of this document and is available on our website.

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Our Audit Committee is composed of the following members:

Member	Independent	Financially Literate	Relevant Education and Experience
G. Edward Moul(1)	Yes	Yes	•	Chartered Accountant
			•	Regional Executive Partner – Thorne Ernst and Whinney (predecessor firm of KPMG) – retired in 1989
			•	President, Officer and Director of a number of private companies

Eric Patel(2)	Yes	Yes	•	Chief Financial Officer – Crystal Decisions, Inc., a privately held software company – 1999 to 2004
			•	Executive positions, including CFO – University Games, Inc., a privately held manufacturer of educational toys and games – 1997 to 1999
			•	Director of Strategy – Dreyer’s Grand Ice Cream
			•	Strategy consultant – Marakon Associates
			•	MBA degree from Stanford University

Beverley A. Briscoe(2)	Yes	Yes	•	Chartered Accountant
			•	President and owner – Hiway Refrigeration – 1997 to 2004
			•	Vice President and General Manager – Wajax Industries Ltd.
			•	Vice President of Finance – Rivtow Group of Companies
			•	Chief Financial Officer – various operating divisions of The Jim Pattison Group in British Columbia and Geneva, Switzerland
			•	Auditor – Predecessor firm of PricewaterhouseCoopers
			•	Ms. Briscoe sits on a number of Boards, including the British Columbia Government’s Accounting Policy Advisory Committee
			•	Bachelor of Commerce degree from University of British Columbia

(1)	Mr. Moul is the Chairman of our Audit Committee and has been since the Committee was created in 1997.

(2)	Mr. Patel and Ms. Briscoe were appointed to the Audit Committee in 2004, replacing Charles E. Croft and C. Russell Cmolik.

In fulfilling its responsibilities, our Audit Committee held regular meetings in 2004 with our external auditors and with management. In these meetings, the Audit Committee discussed with management and the external auditors, among other things, the quality and acceptability of accounting principles and significant transactions or issues encountered during the period. In addition, our Audit Committee met with our external auditors independent of management to provide for independent and confidential assessment of management and the internal controls as they relate to the quality and reliability of our financial statements.

In addition to retaining KPMG LLP to audit our consolidated financial statements for the year ended December 31, 2004, we retained KPMG LLP to provide various non-audit services in 2004. Fees billed by KPMG LLP and its affiliates during fiscal 2004 and 2003 were U.S.$902,000 and U.S.$717,000, respectively. The aggregate fees billed for professional services by KPMG LLP during fiscal 2004 and 2003 are as follows:

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	Fiscal 2004	Fiscal 2003
Audit Fees	$404,000	$259,000
Audit-Related Fees	92,000	76,000
Tax Fees	406,000	382,000
All Other Fees	—	—

Total Fees	$902,000	$717,000

The nature of each category of fees is as follows:

Audit Fees:
Audit fees were paid for professional services rendered by the auditors for the audit of our annual consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:
Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the Audit Fees item above.

Tax Fees:
Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).

The Audit Committee is responsible for the appointment, compensation and oversight of the work of our independent auditor and is required to pre-approve all non-audit related services performed by KPMG LLP. Accordingly, the Audit Committee has adopted a pre-approval policy. The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by KPMG LLP are pre-approved, provides a general pre-approval for certain permissible services and outlines a list of prohibited services.

All requests for KPMG LLP to provide services that do not require specific approval by the Audit Committee are reported to and documented by our Corporate Secretary. If the proposed services are not covered by a pre-approval and the estimated fees for the proposed engagement are more than CA$5,000, the engagement of KPMG LLP to provide such services requires specific approval by the Audit Committee. Any proposed engagement to provide services that requires specific approval by the Audit Committee pursuant to the terms of the policy is submitted to the Corporate Secretary for presentation to the Audit Committee for its consideration.

Additional information regarding our corporate governance practices is included in our Information Circular for our 2005 Annual Meeting of Shareholders and on our website.

Legal Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operation or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.

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Interest of Management and Others in Material Transactions

During the year ended December 31, 2004, we paid approximately $0.8 million to D.E.R. Resorts Ltd. (or Resorts), a company controlled by David E. Ritchie, the Chairman of our Board of Directors and our former Chief Executive Officer. The costs were incurred pursuant to agreements, approved by our Board of Directors, by which Resorts agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. We believe that the terms of the agreements were at least as favorable to us as we could have obtained from a third party. We have entered into similar agreements with Resorts in the past and intend to do so in the future.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics (Code of Conduct) that applies to all of our employees, officers and directors. Our Code of Conduct includes, among other things, written standards for our principal executive officer, principal financial officer and principal accounting officer that are required by the SEC for a code of ethics applicable to such officers. Our Code of Conduct is available on our internet website, www.rbauction.com. We intend to disclose on our website within five days following the date of any such amendment or waiver, any amendment or waiver of the code of ethics portion of our Code of Conduct applicable to these officers that is required by SEC rules or regulations to be disclosed publicly, and to keep such disclosure available on our website for at least a 12-month period.

Transfer Agent

Our transfer agent for our common shares in Canada is Computershare Trust Company of Canada. The register of transfers of our common shares maintained by Computershare is located at their offices in Vancouver, British Columbia, Canada and Toronto, Ontario, Canada.

Interests of Experts

Our consolidated financial statements for the years ended December 31, 2004 and 2003 have been audited by KPMG LLP, Chartered Accountants, our external auditors.

Additional Information

Additional information, including our directors’ and officers’ remuneration and indebtedness to us, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in our Information Circular for our most recent Annual Meeting of Shareholders that involved the election of directors.

Additional financial information is provided in our consolidated financial statements and our management’s discussion and analysis of financial condition and results of operations for our most recently completed financial year. This and other information about our company can be found on the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference, unless otherwise specified.

Copies of these documents may be obtained upon request from our Corporate Secretary, 6500 River Road, Richmond, British Columbia, V6X 4G5 (telephone number: (604) 273-7564).

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Appendix A

Ritchie Bros. Auctioneers Incorporated

Audit Committee Charter

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RITCHIE BROS. AUCTIONEERS INCORPORATED

AUDIT COMMITTEE CHARTER

Adopted February 26, 2004

Purpose and Authority:

The Audit Committee (the “Committee”) shall assist the Company’s Board of Directors (the “Board”) in oversight of:

(1)	the integrity of the Company’s financial statements and other periodic public disclosure documents,

(2)	the Company’s compliance with legal and regulatory requirements,

(3)	the independent auditor’s nomination, qualifications, compensation and independence,

(4)	the performance and work of the Company’s internal audit function and independent auditor

The Committee shall have all authority necessary to fulfill the duties and responsibilities assigned to the Committee in this Charter or otherwise assigned to it by the Board.

As the Committee deems appropriate, it may retain independent counsel, accounting and other professionals to assist the Committee, without seeking Board approval with respect to the selection, fees or terms of engagement of any such advisors. The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to any outside legal, accounting or other advisors retained by the Committee, and for the Committee’s ordinary administrative expenses. The Committee shall also have the power to communicate directly with the internal audit function and independent auditor, as well as determine and approve the independent auditor’s compensation (for the purpose of preparing or issuing an audit report or performing other audit, review or attest services).

As the Committee deems appropriate, and as permitted by applicable securities legislation, it may form and delegate authority to subcommittees and may delegate authority to one or more designated members of the Committee.

The Committee shall provide an open avenue of communication between the independent auditor, financial and executive management, the internal audit function and the Board.

Composition:

Independence

The Committee shall be composed of three or more directors, as determined by the Board, each of whom shall, following the Company’s 2004 Annual Meeting, meet the independence requirements established by the Board, the New York Stock Exchange, the Toronto Stock Exchange and any other laws or regulations governing independence applicable to the Company from time to time.

Financial Literacy/Expertise

Each Committee member shall be financially literate in the business judgment of the Board. At least one Committee member, in the business judgment of the Board, shall have accounting or related financial management expertise, and shall qualify as an “audit committee financial expert,” in accordance with SEC and other applicable laws, regulations and listing standards from time to time.

Service on Other Public Company Audit Committees

No member of the Committee shall serve on more than two audit committees of publicly traded companies, other than the Company, at the same time such member serves on this Committee, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on this Committee. If a Committee member serves on the audit committees of both a public company and a wholly owned subsidiary of such company, such service shall be counted as service on one audit committee, rather than two.

Appointment and Removal of Members

The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee or, in the absence of such committee, by the Board based on its own assessment. The Board may remove any member from the Committee at any time with or without cause.

Duties and Responsibilities:

The Committee shall have the following duties and responsibilities, in addition to any duties and responsibilities assigned to the Committee from time to time by the Board.

Engagement of Independent Auditor

•	Select, appoint and retain the independent auditor, subject to annual shareholder approval; determine and approve compensation of the independent auditor; oversee the work of the independent auditor and resolve any disagreements between management and the independent auditor concerning financial reporting; evaluate and, where appropriate, replace the independent auditor, with the understanding that the independent auditor shall report directly to and be directly overseen by the Committee. These duties are direct responsibilities of the Committee.

•	Pre-approve the retention of the independent auditor for all audit and such non-audit services as the independent auditor is permitted to provide the Company and approve the fees for such services, other than any de minimus non-audit services allowed by applicable law or regulation. Pre-approval of audit and non-audit services shall not be delegated to management, but may be delegated to one or more members of the Committee so long as that member or members report their decisions to the Committee at the next scheduled meeting following the pre-approval and the pre-approval policies and procedures are detailed as to the particular service. In considering whether to pre-approve any non-audit services, the Committee or its delegees shall consider whether the provision of such services is compatible with maintaining the independence of the auditor.

Evaluate Independent Auditor’s Qualifications, Performance and Independence

•	At least annually, evaluate the independent auditor’s qualifications, performance and independence, including that of the lead partner.

•	At least annually, obtain, review and discuss a report by the independent auditor describing the firm’s internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, relating to one or more audits carried out by the firm, and any steps taken to deal with any such issues.

•	At least annually, obtain, review and discuss the letter and written disclosures from the independent auditor consistent with Independence Standards Board Standard No. 1, including a formal written statement by the independent auditor delineating all relationships between the auditor and the Company; discuss with the auditor that firm’s independence and all relationships and services that may impact the objectivity and independence of the auditor; and take, or recommend that the Board take, appropriate action to satisfy itself of the independence of the outside auditor.

•	Discuss with the independent auditor any matters required for public disclosure or otherwise under applicable laws, rules and regulations.

•	Ensure that the independent auditor’s lead partner and reviewing partner are replaced on a periodic basis in accordance with applicable laws, rules, and regulations. Consider, from time to time, whether a rotation of the independent auditing firm would be in the best interests of the Company and its shareholders.

•	Present the Committee’s conclusions regarding the performance, qualifications and independence of the independent auditor to the full Board on an annual basis and submit an appointment of auditors proposal for consideration by shareholders at the Company’s annual meeting of shareholders.

•	Periodically meet privately with the independent auditor to discuss (a) internal controls and special steps adopted in light of material control deficiencies, and (b) completeness and accuracy of the Company’s financial statements.

Review Financial Statements and Financial Disclosure

•	Meet with management and the independent auditor to review and discuss the annual audited consolidated financial statements and quarterly unaudited consolidated financial statements, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the report of the independent auditor thereon, before the Company publicly discloses such statements, reports or information, and to discuss any significant issues encountered in the course of the audit work, including any restrictions on the scope of activities, access to required information or the adequacy of internal controls.

•	Review and discuss with the independent auditor any audit problems or difficulties and management’s response, including any restrictions on the scope of the independent auditors’ activities or access to required information, and significant disagreements with management.

•	Review and discuss with the independent auditor, as the Committee deems appropriate, any accounting adjustments noted or proposed by the independent auditor but not taken by management; communications between the audit team and their national office concerning auditing or accounting issues; and any management or internal control letters issued or proposed to be issued.

•	Review and discuss earnings press releases (including the type and presentation of information to be included therein) before their release to the public, as well as the financial information and earnings guidance provided to analysts and rating agencies. The review of earnings guidance may be done generally and does not require the Committee to discuss in advance each instance in which the Company may provide earnings guidance.

Periodic Assessment of Accounting Practices and Policies and Risk and Risk Management

•	Obtain, review and discuss timely reports from the independent auditor regarding (1) all critical accounting policies to be used, (2) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor, and (3) other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

•	Review, including with management and the independent auditor, if appropriate:

•	major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies;

•	analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and

•	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on the financial statements of the Company.

•	Review and discuss changes in promulgated accounting and auditing standards that may materially affect the Company’s financial reporting practices.

•	Discuss guidelines and policies with respect to risk assessment and risk management, including the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures.

Disclosure Controls and Procedures

•	Review the activities of the Company’s Disclosure Committee to ensure that such Committee has complied with its charter and has performed the necessary reviews of the Company’s disclosure controls and procedures.

•	Meet with the chair of the Disclosure Committee on a quarterly basis to discuss the disclosure contained in all periodic reports and to address any significant or sensitive disclosure items.

Internal Audit Review

•	Review and discuss the responsibilities, functions and performance of the Company’s internal audit function, including internal audit plans, budget, staffing and the scope and results of internal audits.

•	Review and discuss any reports by management regarding the effectiveness of, or any deficiencies in, the design or operation of internal controls and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. Review any report issued by the Company’s independent auditor regarding management’s assessment of the Company’s internal controls.

Compliance Oversight

•	Review periodically with management and, if applicable, the independent auditor any material correspondence with, or other material action by, regulators or governmental agencies, any material legal affairs of the Company, and the Company’s compliance with applicable laws and listing standards.

Related Party Transactions

•	Review all related-party transactions, including transactions between the Company and its officers or directors or affiliates of officers or directors.

Hiring Policies

•	Review and approve the Company’s policies for hiring partners, employees and former partners and employees of the present and former independent auditor, and ensure that such policies comply with any regulations applicable to the Company from time to time.

Ethics Compliance and Complaint Procedures

•	Oversee the development and periodic review of a Code of Business Conduct and Ethics for all Company employees, officers and directors pursuant to and to the extent required by regulations and listing standards applicable to the Company from time to time.

•	Oversee the establishment of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

•	Oversee the establishment of procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

•	Periodically review the Company’s corporate securities trading policies.

Reports to Board

•	Report regularly to the Board any significant matters arising from the Committee’s activities, including, to the extent the Committee deems appropriate, any issues that arise with respect to the quality and integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the qualification and independence of the independent auditor and the performance of the internal audit function and independent auditor.

•	Prepare any report of the Committee required by the SEC or other applicable rules or regulations to be included in the Company’s Annual Information Form.

Meetings:

The Committee shall establish a meeting calendar annually, which shall include at least quarterly meetings. The Committee may hold such other meetings as are necessary or appropriate in order for the Committee to fulfill its responsibilities. In the absence of a member designated by the Board to serve as chair, the members of the Committee may appoint from among their number a person to preside at their meetings.

The Committee shall meet at least quarterly with management, internal audit personnel and the independent auditor to discuss matters that the Committee or the other groups believe warrant Committee attention.

Evaluation:

The Committee shall review and reassess this Charter at least annually and, if appropriate, propose changes to the Board.

The Committee shall obtain or perform an annual evaluation of the Committee’s performance in relation to the requirements of this Charter and make applicable recommendations for improvement.

Although the Committee has the responsibilities and powers set forth above it is not the responsibility of the Committee to plan or conduct audits or to determine whether the Company’s financial statements and disclosures are complete and accurate or in accordance with generally accepted accounting principles and applicable rules and regulations.